United States securities and exchange commission logo





                             June 8, 2021

       Robert Azelby
       Chief Executive Officer
       Eliem Therapeutics, Inc.
       23515 NE Novelty Hill Road, Suite B221 #125
       Redmond, WA 98053

                                                        Re: Eliem Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 12,
2021
                                                            CIK No. 0001768446

       Dear Mr. Azelby:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 12, 2021

       Prospectus Summary
       Overview , page 1

   1. Please revise to clarify what you mean by "clinically validated mechanisms of action" and whether you believe
this description refers to PEA. If this "clinically validated"
                                                        description does not
apply to all of your product candidates, please make
                                                        appropriate revisions.
Please also place your disclosure in appropriate context by
                                                        disclosing that the
U.S. Food and Drug Administration (FDA) or European Medicines
                                                        Agency (EMA) has not,
to date, approved PEA-based therapeutics. Additionally, please revise your disclosure
to remove any implication that you are presently successful or are likely to be successful
in securing marketing approval for any of your product candidates.
 Robert Azelby
FirstName  LastNameRobert Azelby
Eliem Therapeutics, Inc.
Comapany
June 8, 2021NameEliem Therapeutics, Inc.
June 8,
Page 2 2021 Page 2
FirstName LastName
2. We note your statement on page 2 that "PEA...that has shown activity in more than 30 published clinical studies in over 3,000 patients across a variety of pain indications, including approximately 1,500 patients in randomized, controlled studies, where it has demonstrated marked reductions in pain intensity and attractive tolerability and safety data." Given that it is within the sole authority of the FDA or similar foreign regulator to determine the efficacy of a drug and that efficacy is determined by reference to the indication being treated, it is inappropriate to state or imply that PEAs have established therapeutic benefits. Please delete this and similar statements throughout your prospectus, including in the Business section. You may replace these statements with a description of a publicly available clinical trials conducted to assess efficacy and the resulting data. The accompanying disclosures should identify the party performing the trial and include the number of participants and dosing information but should not draw conclusions about efficacy from the data. Please also revise the summary to make clear that your clinical data to date is limited to a small number of healthy subjects.
3. The pipeline table on pages 2 and 93 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that the ETX-810 trial is in the midst of Phase 2 but your disclosure indicates that you are actively enrolling DPNP and LSR patients. Please revise to show the actual status or advise.
4. Please revise the pipeline table on pages 2 and 93 to highlight your market opportunity for the initial indications rather than the broader market opportunity.
5. Expand your summary to explain how you acquired the rights to your products. Did you develop them in house or acquire them from other parties? If acquired, please describe your acquisition or licensing agreements and all material terms. Please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.
ETX-810, page 2

6. We note your statement that "precedent favorable clinical activity of PEA...puts [you] in a position to progress a robust clinical development program for ETX-810." Please tell us whether you expect to be able to rely on such "precedent favorable clinical activity" to support an application for marketing approval. Please also clarify whether "encouraging precedent clinical data" only studied PEA in its dietary supplement formulation or whether these trials also studied PEA in pharmaceutical formulations. Additionally, disclose whether any of the precedent clinical trial data specifically studied
         diabetic peripheral neuropathic pain and/or pain associated with lumbosacral radiculopathy.
7. Please balance your disclosure in the summary section that "[i]n one randomized, placebo-
         controlled study in over 600 chronic low back pain patients, PEA demonstrated statistically significant reductions in pain versus placebo including a greater than 50%
 Robert Azelby
FirstName  LastNameRobert Azelby
Eliem Therapeutics, Inc.
Comapany
June 8, 2021NameEliem Therapeutics, Inc.
June 8,
Page 3 2021 Page 3
FirstName LastName
         reduction in pain intensity in 82% of patients" with a warning about relying on this cross-
         trial comparison as an indicative of the the efficacy of ETX-810. Additionally, please add risk factor disclosure concerning the "precedent body of data for PEA" and the generalized risks associated with cross-trial comparisons.
8. We note your disclosure here and elsewhere implying safety and efficacy of your product candidates, although none of your candidates have received regulatory approval to date.
         As determinations of safety and efficacy are solely within the authority of the U.S. Food and Drug Administration (FDA) and comparable regulatory bodies, please revise your disclosure throughout the prospectus to remove all claims of safety and efficacy. Note that we will not object to a discussion of objective data resulting from your trials without safety and efficacy conclusions.
Our Team and Investors, page 6

9. We note that you identify certain entities as investors in your company; however, some do not appear to be among your principal stockholders as disclosed on page 167. If material, please expand your disclosure to describe the nature of each named entity's investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investors about any changes these entities make with respect to their investments in the company.
Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware..., page 62

10. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Intellectual Property, page 122

11. Please clarify the type of patent protection applicable to your U.S. patent and pending patent applications for ETX-810. Please also specify which international jurisdictions in which you have granted patents or pending patent applications for ETX-155.
Relationship with Carnot, LLC, page 164

12. Please provide a brief description of the material terms of your services agreement with
         Carnot Pharma, LLC and file the agreement as an exhibit to the registration statement or tell us why such agreement is not required to be filed. Refer to Item 601(b)(10) of
         Regulation S-K.
Principal Stockholders, page 166

13. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K. Robert Azelby
Eliem Therapeutics, Inc.
June 8, 2021
Page 4
General

14. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
       You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Azelby
                                                            Division of
Corporation Finance
Comapany NameEliem Therapeutics, Inc.
                                                            Office of Life
Sciences
June 8, 2021 Page 4
cc:       Alan Hambelton
FirstName LastName